Filed Pursuant to Rule 424(b)(4)
Registration No. 333-138538
PROSPECTUS

18,848,719 Shares

R.H. Donnelley Corporation

Common Stock

The selling stockholders named in this prospectus are offering to sell 18,848,719 shares of our common stock with this prospectus.

R.H. Donnelley Corporation will not receive any of the proceeds of this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “RHD.” On November 8, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $63.21 per share.

Investing in our common stock involves risk. See “Risk Factors” on page 3.

	Per Share	Total

Public offering price	$60.00	$1,130,923,140
Underwriting discount	$0.88	$16,586,873
Proceeds to the selling stockholders (before expenses)	$59.12	$1,114,336,267

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about November 14, 2006

Lehman Brothers

November 9, 2006
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title Of Each Class Of Securities	Amount To Be	Offering Price	Aggregate Offering	Amount Of
To Be Registered	Registered	Per Unit	Price	Registration Fee
Common Stock, par value $1.00 per share	18,848,719	$60.00	$1,130,923,140	$121,009(1)

(1)	Calculated pursuant to Rule 457(r) under the Securities Act.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in, or incorporated by reference into, this prospectus or free writing prospectuses, if necessary. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus or of any such shares of our common stock.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

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SUMMARY

The following summary highlights certain significant aspects of our business and this offering, but you should read all the information contained or incorporated by reference in this prospectus, including the financial statements and related notes incorporated by reference herein, before making an investment decision.

R.H. Donnelley Corporation

We are a leading yellow pages publisher and online local commercial search company. Following the closing of the Dex Media merger, we are the third largest print and online directory publisher in the United States, based on revenue. During 2006, we expect to have a total annual distribution of approximately 80 million directories, serving over 600,000 local and national advertisers with more than 625 directories in 28 states. In 2005, Dex Media published 293 directories and printed approximately 52 million copies of these directories for distribution to virtually all business and residential customers throughout the Dex Media states. Dex Media’s Internet-based directory, DexOnline.comtm, which is bundled with Dex Media’s print product to provide web-based access to Dex Media’s directories, further expands the distribution of Dex Media’s advertiser content. In addition to the acquired Dex Media directory business, we publish Embarq-branded (formerly Sprint-branded) directories in 18 states, with major markets including Las Vegas, Nevada and Orlando and Lee County, Florida, with a total distribution of approximately 18 million directories serving approximately 160,000 local and national advertisers. We also publish AT&T-branded (formerly SBC-branded) directories in Illinois and Northwest Indiana, with a total distribution of approximately 10 million directories serving approximately 100,000 local and national advertisers. We also offer online city guides and search websites in all our Embarq markets under the Best Red Yellow Pages® brand at www.bestredyp.com and in the Chicagoland area at www.chicagolandyp.com. Information contained on these websites is not part of this prospectus.

Our principal executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513, and our telephone number at that location is (919) 297-1600. Our common stock is listed on the New York Stock Exchange under the symbol “RHD.” Our predecessor corporation, The Dun & Bradstreet Corporation, was incorporated in 1973 under Delaware law. Our website is located at www.rhd.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	18,848,719 shares

New York Stock Exchange symbol	“RHD”

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. Certain affiliates of Lehman Brothers Inc. are limited partners of the selling stockholders.

Dividend Policy	We do not expect to pay any dividends on our common stock for the foreseeable future.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors set forth in our most recently filed Annual Report on Form 10-K and any material changes to those risk factors set forth in our Quarterly Reports on Form 10-Q. You should also refer to the other information in this prospectus, including our financial statements and the related notes incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

FORWARD-LOOKING STATEMENTS

You should carefully review the information included or incorporated by reference in this prospectus. In this prospectus, we state our expectations as to future events and our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “outlook” or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks included in this prospectus. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

These risks, uncertainties and contingencies are described in detail in the section entitled “Risk Factors” in this prospectus. In summary and without limitation these risks, uncertainties and contingencies include the following:

•	competition in the directory advertising industry and other competitive media;

•	risks associated with the transition of the local telephone brand in (i) the former Sprint markets to Embarq and (ii) the Illinois and Northwest Indiana markets to AT&T;

•	changes in the usage of print yellow pages directories and changes in technology;

•	uncertainties in our ability to successfully integrate the Dex Media business;

•	unaudited pro forma financial data;

•	risk of bankruptcy proceedings against Embarq and/or AT&T and/or Qwest and/or their respective affiliates with whom we have contracted during the term of our commercial contracts with them;

•	the loss of, or our inability to enforce, key agreements with Embarq and/or Sprint and/or AT&T and/or Qwest;

•	increase of our costs due to future changes in directory publishing obligations;

•	risks arising from our reliance on and extensions of credit to small- and medium-sized businesses;

•	risks arising from our dependence on third party providers of printing, distribution and delivery services and the sale of advertising to national accounts;

•	fluctuations in price and the availability of paper;

•	risks associated with our sales of advertising to national accounts coordinated by third parties;

•	general economic conditions and consumer sentiment in our markets;

•	risks arising from turnover among our account executives or loss of key personnel;

•	loss of important intellectual property rights;

•	our ability to meet our substantial debt service obligations;

•	risks and uncertainties caused by the restrictive covenants under the terms of our debt agreements, R.H. Donnelley Inc.’s debt agreements and Dex Media’s and its subsidiaries’ debt agreements; and

•	risks related to our information technology modernization effort.

For additional information, see “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we do not assume any obligation to update or revise them or to provide reasons why actual results may differ.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

We derived the following unaudited pro forma condensed combined statement of operations from RHD’s unaudited consolidated statement of operations for the nine months ended September 30, 2006 and Dex Media’s unaudited consolidated statement of operations for the one month ended January 31, 2006. The following unaudited pro forma condensed combined statement of operations of RHD give effect to (1) the GS repurchase and related financing, as the Dex Media merger was conditioned on the completion of the GS repurchase, and (2) the Dex Media merger and related financings, as if each transaction had been completed on January 1, 2006. The column headed “Pro forma excluding Dex Media merger adjustments” reflects the pro forma adjustments for RHD reflecting the GS repurchase, and the column headed “Total pro forma” reflects the GS repurchase pro forma adjustments and pro forma adjustments for RHD reflecting the Dex Media merger. As used in this section, “RHD” refers to R.H. Donnelley Corporation, and “GS repurchase” refers to the repurchase by RHD of all of its outstanding shares of convertible cumulative preferred stock.

The following unaudited pro forma condensed combined statement of operations should be read in conjunction with the historical consolidated financial statements and related notes of RHD and Dex Media, which are incorporated by reference in this prospectus.

The Dex Media merger was accounted for as a business combination, using the purchase method of accounting, with RHD as the accounting acquirer. RHD is considered the acquiring entity for accounting purposes based on the facts that: (1) the majority of the combined company’s current board members were members of RHD’s board prior to the completion of the Dex Media merger; (2) the majority of the combined company’s current senior management team served as RHD’s senior management team prior to the completion of the Dex Media merger; and (3) RHD distributed both cash and its common stock as purchase price consideration to the stockholders of Dex Media. Under the purchase method of accounting, certain costs incurred by RHD to acquire Dex Media have been allocated to the underlying net assets according to their respective fair values. The excess purchase price over the fair value of the net assets acquired, including identifiable intangible assets, has been allocated to goodwill. While we do not presently expect significant changes to the fair value of the net assets acquired, additional information could come to our attention that may require us to revise the purchase price allocation.

Management expects that the Dex Media merger will result in cost savings for the combined company. These opportunities include, but are not limited to, elimination of redundant computer systems and administrative functions.

The following unaudited pro forma condensed combined statement of operations is presented for illustrative purposes only and is not necessarily indicative of what RHD’s actual results of operations would have been had the following transactions been completed on the date indicated above: (1) the GS repurchase and related financing and (2) the Dex Media merger and related financings. The following unaudited pro forma condensed combined statement of operations does not give effect to (1) RHD’s results of operations or other transactions or developments since September 30, 2006 or (2) the cost savings and one-time charges expected to result from the Dex Media merger. These matters could cause RHD’s actual future results of operations to differ materially from those presented in the following unaudited pro forma condensed combined statement of operations.

Effects of purchase accounting

As the result of the Dex Media merger, RHD became the publisher of all Dex Media branded yellow pages and white pages directories that were previously published by Dex Media. RHD currently publishes yellow and white pages directories under the Embarq Yellow Pages brand, the AT&T (formerly known as SBC) Yellow Pages brand and the Dex Media brand. Deferred revenue associated with the acquired Dex Media-branded directories on January 31, 2006 was $113.8 million, representing revenue that, in the absence of purchase accounting, would have been recognized over the twelve months following the Dex Media merger under the deferral and amortization method of revenue recognition. This deferred revenue primarily relates to national customers. Under purchase accounting, RHD reduced this $113.8 million liability for pre-acquisition deferred revenue to zero on January 31, 2006. Accordingly, RHD will not record revenue associated with any Dex Media directories that published prior to the completion of the Dex Media merger. We have not adjusted the pro forma condensed combined statement of operations to reverse any of these purchase accounting impacts. Although the deferred revenue balance was eliminated, RHD retained all the rights associated with the collection of amounts due and contractual obligations under the advertising contracts executed prior to the completion of the Dex Media merger. As a result, the net billed ($152.6 million) and net unbilled ($420.7 million) accounts receivable balances relating to the Dex Media directory business became assets of RHD.

The deferred costs associated with the acquired Dex Media-branded directories on January 31, 2006 were $289.5 million and included $207.8 million related to directories published prior to the completion of the Dex Media merger that, in the absence of purchase accounting, would have been recognized as expense over the twelve months following the Dex Media merger under RHD’s deferral and amortization method. These deferred costs relate to both national and local customers. The $207.8 million of costs related to directories published prior to the completion of the Dex Media merger have been reduced to zero at January 31, 2006. Accordingly, RHD will not record expense associated with any Dex Media directories published prior to the completion of the Dex Media merger. We have not adjusted the pro forma condensed combined statement of operations to reverse any of these purchase accounting impacts. The remaining deferred directory costs associated with the acquired Dex Media-branded directories, which related to those directories that were scheduled to publish subsequent to the Dex Media merger, were $81.7 million and have been assumed by RHD. Under purchase accounting rules, these deferred costs have been recorded at their fair value, which is determined as the estimated billable value of the published directory less the expected costs to complete that directory plus a normal profit margin. The fair value of these costs was determined to be $87.1 million higher than the carrying value, which we refer to as “cost uplift.” Accordingly, RHD increased these costs by $87.1 million to reflect their fair value, and such amount will be amortized as a non-cash expense over the life of the related directories.

Generally, the purchase method of accounting will not affect revenue and directory costs in periods subsequent to the twelve-month period after the completion of the Dex Media merger. The purchase accounting effects relating to revenue and directory costs are non-recurring and have no historical or future cash flow impact.

All amounts in thousands except per share data.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2006

					Dex Media
				Pro Forma	Historical
				Excluding Dex	One-Month Ended	Dex Media
	RHD	GS Repurchase		Media Merger	January 31,	Merger		Total
	Reported*	Adjustments		Adjustments	2006	Adjustments**		Pro Forma
	(In thousands, except per share data)

Net revenues	$1,277,020	$—		$1,277,020	$139,895	$—		$1,416,915
Operating expenses	673,236	—		673,236	56,549	—		729,785
General and administrative expenses	114,511	—		114,511	35,473	(27,422	)(1)	122,562
Depreciation and amortization	233,225	—		233,225	26,810	(24,283	)(3)
						17,989	(3)	253,741

Total expenses	1,020,972	—		1,020,972	118,832	(33,716)		1,106,088
Operating income	256,048	—		256,048	21,063	33,716		310,827
Interest expense	(557,657)	(2,925	)(2)	(560,582)	(37,494)	(18,439	)(2)	(616,515)

Loss before income taxes	(301,609)	(2,925)		(304,534)	(16,431)	15,277		(305,688)
(Benefit) provision for income taxes	(114,679)	(1,170	)(4)	(115,849)	2,586	6,111	(4)	(107,152)

Net loss	$(186,930)	$(1,755)		$(188,685)	$(19,017)	$9,166		$(198,536)

Loss per share
Basic	$(2.42)			$(2.90)				$(2.87	)(5)
Diluted	$(2.42)			$(2.90)				$(2.87	)(5)
Shares used in computing EPS
Basic	65,141			65,141		4,150		69,291	(5)
Diluted	65,141			65,141		4,150		69,291	(5)

*	RHD Reported includes financial results from the Dex Media business commencing February 1, 2006. The GS repurchase took place on January 27, 2006 and is included in RHD reported.

**	Dex Media merger adjustments do not incorporate revenues of $602,005 and expenses of $66,781 for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP. Excluding the effects of purchase accounting, net of tax, adjusted pro forma net income would be $122,599 and adjusted pro forma diluted EPS would be $1.77 for the nine months ended September 30, 2006.

(1)	Represents the elimination of expenses recognized by Dex Media directly associated with the Dex Media merger during the one month ended January 31, 2006. Such non-recurring expenses are not reflected in total pro forma net loss for the nine months ended September 30, 2006.

(2)	Represents pro forma incremental interest expense on issuance of new debt, amortization of deferred financing costs associated with the financing and amortization of the discount for the outstanding notes for (1) the GS repurchase and (2) the Dex Media merger, as if each transaction had been consummated on January 1, 2006. The pro forma incremental interest expense on issuance of new debt, amortization of deferred financing costs and amortization of the discount for the outstanding notes for the one month ended January 31, 2006 is as follows:

	One Month Ended January 31, 2006
		Dex Media	Total Pro
	GS Repurchase	Merger	Forma
	(In thousands)

Interest expense on incremental borrowings	$2,387	$16,733	$19,120
Amortization of associated deferred financing costs	146	997	1,143
Amortization of senior notes discount	392	709	1,101

Total incremental interest expense	$2,925	$18,439	$21,364

A sensitivity analysis demonstrating the impact of a 12.5 basis point increase or decrease in interest rates would yield a difference to pro forma incremental interest expense of approximately $35 for the one month ended January 31, 2006 related to the GS repurchase and $236 for the one month ended January 31, 2006 related to the Dex Media merger.

Deferred financing costs related to these borrowings are amortized over the term of the associated arrangement.

(3)	Represents the elimination of Dex Media’s historical intangible asset amortization of $24,283 for the one month ended January 31, 2006. Represents the amortization of the fair value of Dex Media’s acquired intangible assets based on their estimated useful lives. Amortization expense associated with customer relationships for the one month ended January 31, 2006 presented below includes only national customer relationships as amortization expense related to local customer relationships will begin when deferred cost uplift is substantially amortized, which is approximately 18 months from the Dex Media merger date. Intangible asset amortization expense for the one month ended January 31, 2006 is $17,989:

			One Month
			Ended
		Life	January 31,
	Fair Value	(Years)	2006
	(In thousands)

Non-compete/publishing agreements	$7,320,000	42	$14,524
Customer relationships	1,085,000	15-30	569
Trademarks and other	515,000	12-15	2,896

Totals	$8,920,000		$17,989

(4)	Represents the income tax effect of the preceding pro forma adjustments using a statutory rate of 40%.

(5)	Holders of RHD preferred stock were entitled to participate in dividends and earnings of RHD prior to the GS repurchase. Due to this participation feature, EPS are computed under the two-class method. The two-class method is an earnings allocation formula that calculates basic EPS for common stockholders and RHD preferred stockholders based on their respective rights to receive dividends.

The calculation of historical GAAP and pro forma basic and diluted EPS for common stockholders under the two-class method for the nine months ended September 30, 2006 is shown below. EPS for RHD preferred stockholders is not required to be disclosed.

	Nine Months Ended September 30, 2006
	Historical	GS Repurchase	Total Pro
	RHD	Pro Forma	Forma

Basic and Diluted EPS — Two — Class Method
Net loss	$(186,930)	$(188,685)	$(198,536)
Less: Preferred dividend	(1,974)	—	—
Plus: Gain on repurchase of redeemable convertible preferred stock(a),(b)	31,195	—	—

Loss available to common stockholders	(157,709)	(188,685)	(198,536)
Amount allocable to common stockholders	100%	100%	100%

Loss allocable to common stockholders	(157,709)	(188,685)	(198,536)
Weighted average common shares outstanding	65,141	65,141	69,291

Basic loss per share	$(2.42)	$(2.90)	$(2.87)

In computing historical EPS using the two-class method, RHD has not allocated the loss available to RHD common stockholders for the nine months ended September 30, 2006 between RHD common stockholders and RHD preferred stockholders since the RHD preferred stockholders did not have a contractual obligation to share in any loss. In computing pro forma EPS, the weighted average common shares outstanding were adjusted as if the Dex Media merger had been completed on January 1, 2006.

(a) Reflects historical gain on repurchase of preferred stock on January 27, 2006.

(b) In conjunction with the GS repurchase in the first quarter of 2006, we accreted the recorded value of the preferred stock to its redemption value at January 27, 2006, which included accrued interest and dividends for the period January 1, 2006 through January 27, 2006 totaling $1,974. In addition, RHD reversed the remaining previously recorded beneficial conversion feature related to these shares and recorded an increase to income available to common stockholders of $31,195. This adjustment is not reflected in the EPS calculation above, as it is non-recurring in nature.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Certain affiliates of Lehman Brothers Inc. are limited partners of certain of the selling stockholders.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 400,000,000 shares of common stock, par value $1.00 per share. As of November 1, 2006, there were 70,349,305 shares of common stock issued and outstanding.

Our common stock is traded on the NYSE under the symbol “RHD.” The registrar and transfer agent is The Bank of New York. The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of our stockholders. Common stockholders have no conversion, preemptive, subscription or redemption rights. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Upon satisfaction of our obligations to preferred stockholders, if any, the common stockholders may receive dividends when declared by our board. If we liquidate, dissolve or wind-up our business, holders of our common stock will share equally in the assets remaining after we pay all of our creditors and satisfy all of our obligations to preferred stockholders, if any.

SELLING STOCKHOLDERS

Each of the selling stockholders is currently party to a stockholders agreement with us. Among other things, the stockholders agreements gave the selling stockholders certain registrations rights, including the right to require us to file the registration statement of which this prospectus forms a part.

The following table sets forth the total number of shares of our common stock held by each selling stockholder as of November 8, 2006, the number of shares of our common stock each selling stockholder offered by this prospectus and the number of shares and percentage ownership of our common stock by each selling stockholder after completion of this offering. The selling stockholders acquired the shares as part of the Dex Media, Inc. acquisition in January 2006. Following the completion of the offering, all rights of the selling stockholders under the stockholders agreements will terminate, including their right to appoint representatives to our Board of Directors.

			Number of Shares to
			be Owned
	Number of Shares		After the Offering
	of Common Stock	Number of Shares of	Number
	Beneficially	Common Stock	of
Name of Selling Stockholder	Owned(1)	to be Offered	Shares	Percentage

TCG Holdings, L.L.C.(2)	9,424,360	9,424,360	—	—
WCAS IX Associates, LLC(3)	9,424,359	9,424,359	—	—

Total	18,848,719	18,848,719	—	—

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of November 8, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This information has been obtained from the selling stockholders, and we have not independently verified this information.

(2)	Shares shown as beneficially owned by TCG Holdings, L.L.C. are held directly by Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P., which are collectively referred to as the Carlyle Funds, and by Carlyle High Yield Partners, L.P. TC Group, L.L.C. exercises investment discretion and control over the shares indirectly held by each of the Carlyle Funds through its indirect subsidiary TC Group III, L.P., which is the sole general partner of each of the Carlyle Funds. TC Group,

L.L.C. exercises investment discretion and control over the shares indirectly held by Carlyle High Yield Partners, L.P. through its indirect subsidiary TCG High Yield L.L.C., which is the sole general partner of Carlyle High Yield Partners, L.P. TC Group L.L.C. is the sole managing member of each of TC Group III, L.L.C. and TCG High Yield Holdings L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. and TCG High Yield Holdings L.L.C. is the managing member of TCG High Yield L.L.C. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C., and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares. TCG Holdings, L.L.C. is neither a broker dealer nor affiliated with a broker dealer. The address of each of Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II, LP, and Carlyle High Yield Partners, L.P. is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022. One of our directors, James A. Attwood, Jr., is a managing director of TCG Holdings, L.L.C.

(3)	A portion of the shares shown as beneficially owned by WCAS IX Associates, LLC are held directly by Welsh, Carson, Anderson & Stowe IX, L.P., WD Investors LLC, which are collectively referred to as the WCAS Funds, and by WD GP Associates LLC. WCAS IX Associates, LLC exercises investment discretion and control over the shares held by the WCAS Funds as a general partner of Welsh, Carson, Anderson & Stowe IX, L.P. and as a managing member of WD Investors LLC. WCAS IX Associates, LLC and WD GP Associates LLC have common managing members, which include Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jr. and Jonathan M. Rather. The address of each of WCAS IX Associates, LLC, the WCAS Funds and WD GP Associates LLC is c/o Welsh, Carson, Anderson, Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The remainder of the shares shown as beneficially owned by WCAS IX Associates, LLC are owned by GS Private Equity Partners II — Direct Investment Fund, L.P., GS Private Equity Partners 1999 — Direct Investment Fund, L.P., GS Private Equity Partners 2000 — Direct Investment Fund, L.P., which are collectively referred to as the GS Funds, and by A.S.F. Co-Investment Partners, L.P. WCAS IX Associates, LLC exercises investment discretion and control over the shares held by the GS Funds and A.S.F. Co-Investment Partners, L.P. by means of an irrevocable proxy to vote and dispose of the shares of our common stock directly owned by those entities. The address of each of the GS Funds is 32 Old Slip 9th Floor, New York, New York 10005. The address of A.S.F. Co-Investment Partners, L.P. is c/o Portfolio Advisors, LLC, 9 Old Kings Highway South, Darien, Connecticut 06820. One of our directors, Anthony J. de Nicola, is a managing member of WCAS IX Associates LLC and WD GP Associates LLC.

UNDERWRITING

Under the terms of the underwriting agreement, Lehman Brothers Inc., as underwriter in this offering, has agreed to purchase from the selling stockholders 18,848,719 shares of common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriter are true;

•	there is no material change in our business or in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriter.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to the selling stockholders for the shares.

Per share	$0.88
Total	$16,586,873

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriter, at such offering price less a selling concession not in excess of $0.05 per share. After the offering, the underwriter may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $285,000.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

The underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified minimum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in the prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of the prospectus.

Certain Relationships

The underwriter and its affiliates have provided from time to time various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they have received customary fees and reimbursement of expenses. The underwriter and its affiliates may in the future provide similar services. Affiliates of the underwriter are participating lenders under certain of our existing credit facilities. In addition, certain affiliates of the underwriter are limited partners of certain of the selling stockholders.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in the relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive, if they are implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive; provided that no such offer of common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure of implementing the Prospectus Directive in a relevant member state.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that:

•	it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive; and

•	either (i) the common stock acquired by it has not been acquired on behalf of, nor has it been acquired with a view to its offer or resale to, persons in any relevant member state other than qualified investors, as that term is defined above, or in circumstances in which the prior consent of Lehman Brothers Inc. has been given to the offer or resale; or (ii) any acquisition of common stock by it on behalf of other persons will be deemed to have been made as a qualified investor because such stock is acquired by it on a discretionary basis.

Lehman Brothers Inc., their affiliates and we, along with others, will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified Lehman Brothers Inc. of such fact in writing may, with the consent of Lehman Brothers, Inc., be permitted to subscribe for or purchase the common stock described in this prospectus.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriter, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3ºof the French Code of monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Transfer Agent

The transfer agent and registrar for our common stock is The Bank of New York.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Robert J. Bush, Senior Vice President, General Counsel and Corporate Secretary of the Company. As of November 9, 2006, Mr. Bush owned 3,097 shares of common stock and 104,362 options to purchase common stock. Certain legal matters relating to this offering will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Dex Media, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Our SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, our SEC filings are also available for free to the public on our website, www.rhd.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on the website as part of this prospectus. In addition, our common stock is listed on the New York Stock Exchange and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Incorporation by reference

The SEC allows us to “incorporate by reference” the documents that we file with the SEC, and therefore, we are incorporating by reference certain documents that we file with the SEC into this prospectus. This means that we are disclosing information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus or a later filed document also incorporated by reference herein. Some information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

Commission File Number 001-07155	Period

Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended September 30, 2006
Quarterly Report on Form 10-Q	Quarter ended June 30, 2006
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Current Report on Form 8-K (under items 1.01 and 9.01)	Filed on November 3, 2006
Current Report on Form 8-K (under items 1.01 and 9.01)	Filed on May 19, 2006
Current Report on Form 8-K (under items 1.02, 5.02 and 9.01)	Filed on May 4, 2006
Current Report on Form 8-K (under items 1.01, 2.03 and 9.01)	Filed on April 28, 2006
Current Report on Form 8-K (under item 4.01)	Filed on April 24, 2006
Current Report on Form 8-K (under items 5.03, 8.01 and 9.01)	Filed on April 21, 2006
Current Report on Form 8-K/A (under item 9.01)	Filed on April 18, 2006
Current Report on Form 8-K (under items 4.01 and 9.01)	Filed on April 6, 2006
Current Report on Form 8-K (under items 1.01 and 9.01)	Filed on February 23, 2006
Current Report on Form 8-K (under items 2.01, 3.03, 5.02, 5.03 and 9.01)	Filed on February 6, 2006
Current Report on Form 8-K (under items 1.01, 2.03, 3.03, 5.03, 8.01 and 9.01)	Filed on February 2, 2006
Current Report on Form 8-K (under items 8.01 and 9.01)	Filed on February 1, 2006
Current Report on Form 8-K (under item 8.01)	Filed on January 26, 2006
Current Report on Form 8-K (under items 8.01 and 9.01)	Filed on January 6, 2006

We also incorporate by reference the description of our common stock contained in RHD’s Registration Statement on Form S-3 filed with the SEC on November 28, 1986 and any amendment or report filed for the purpose of updating any such description. In addition, we incorporate by reference any filings that we make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

We will provide, without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: Investor Relations, R.H. Donnelley Corporation, 1001 Winstead Drive, Cary, North Carolina 27513, telephone (800) 497-6239.

LOGO

18,848,719 Shares

R.H. Donnelley Corporation

Common Stock

PROSPECTUS
November 9, 2006

Lehman Brothers